EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill		Direct Dial: (212) 561-3604
Partner
December 21, 2011

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Rhino Productions, Inc.
File No. 001-34210
Current Report on Form 8-K
Filed September 15, 2011

Dear Mr. Schwall:

On behalf of our client, Rhino Productions, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated October 13, 2011 on the Company’s Current Report on Form 8-K filed on September 15, 2011 with respect to the acquisition of Vast Glory Holdings Limited.

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Form 8-K which responds to the Staff’s comments, together with a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act, have been filed contemporaneously with this letter.

Current Report on Form 8-K, filed September 15, 2011

General

1.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.
If a numbered comment raises more than one question or includes more than one bullet you have provided the responsive point, please fully respond to each such question and bullet point.  Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where disclosure.

Mr. H. Roger Schwall
December 21, 2011

3.
You make valuative statements about your company, your products, and your markets in various parts of your filing.  Please provide objective supplemental third-party support for such statements or remove them from your filing.  The following examples are not meant to be exhaustive:

•	“We have become the leading bakery enterprise in the northeast of China and are famous for our ‘China Time-honored Brand’ enterprise in Jilin Province” at page 5;

•	“…most people prefer to purchase holiday bakery products from commercial producers” at page 8;

•	“[the] holiday offerings [of Changchun DingFengZhen] are considered a preferred choice to be used as gifts to friends” at page 8;

  •      “…we are a leader in the commercial holiday bakery product market in Jilin
Province” at page 12;

•	“…we have achieved a large base of loyal customers who trust our products both for the holiday season and for daily consumption” at page 13;

•	“The superior quality and traditional flavor of our holiday products are well recognized by customers” at page 14;

•	“Decens and the related trademark…are famous Chinese ‘time honored’ trademarks associated with unique pastry and a famous family business in Jilin Province” at page 14; and

   •      “Ms. Song is known as an outstanding and successful entrepreneur in Jilin Province”
at page 40.

Response: We have reviewed the valuative statements concerning the Company, its products and markets throughout the filing and have deleted or modified such statements.  In particular, we have deleted the statements referred to in the comment except that we have expanded the discussion regarding the “Time Honored Trademark” in an effort to demonstrate its relevance to the reader.

4.	Please revise your filing to clarify the distinctions, if any, among Jilin Foods Group Co., Ltd., Jilin Fooding Co., Ltd., and Jilin Fooding Foods Group Co., Ltd.

Response:  We have revised all references to the shareholder of Decens Foods throughout the filing, including the notes to financial statements, to reflect the correct name of the entity, Jilin Fooding Foods Group Co., Ltd.

Completion of Acquisition or Disposition of Assets, page 3

5.	Please disclose in this section why you entered into the share exchange agreement, and the VIE agreements.

Mr. H. Roger Schwall
December 21, 2011

Response: Ms. Song, the current owner of a majority of the outstanding shares of the company, is also the owner of 90% of the outstanding equity of Decens Foods.  Ms. Song would like to obtain capital to expand the business of Decens Foods and, possibly, acquire other businesses.  As more fully disclosed in this section, she believed the use of the VIE structure would enable her to raise the capital she desires.

6.	Please revise your chart to disclose the following:

•	The extent of common management, board members, and shareholders forChangchun Decens Foods Co., Ltd. (Decens Foods) and the registrant; and

•	The contractual arrangements between Changchun Yaqiao Business Consulting Co., Ltd. (“WFOE”) and Decens Foods.

Response: The requested information has been provided in paragraphs immediately below the chart except that the chart has been modified to indicate that the contractual arrangements between WFOE and Decens Foods are the VIE Agreements.

7.	Please disclose in this section the shareholders of Decens Foods and the respective ownership percentage of each such holder in Decens Foods.

Response: The disclosure in this section has been revised to name the shareholders of Decens Foods and the respective ownership percentage of each shareholder in Decens Foods.

Form 10 Disclosure, page 5

8.	Please expand the disclosures in the fourth paragraph to explain the significance and benefits of the various designations, such as “China Excellent Bakery Shop” and “China time-honored Brand.”

Response: The disclosure concerning the “China Time Honored Brand” has been expanded to explain its significance.  The reference to China Excellent Bakery Shop has been deleted.

Business, page 5

General

9.
Please expand your disclosure to describe the development of your business during the last three fiscal years.  For example, we note that your discussion under “Operations” pertains to only 2010.  Refer to Item 101(h) of Regulation S-K.

Response: The discussion in the “Business Overview” section has been revised to describe the development of the business of Decens Foods since 2004, when Ms. Song acquired control.

The VIE Agreements, page 6

10.
Please revise this section to clarify why there are restrictions on foreign ownership of Decens Foods, and to describe such limitations.  For example, and without limitation, we note your statement, “Because Decens Foods owns certain highly valued trademarks, there are restrictions on the foreign ownership of Decens Foods.” Please revise to clarify how your trademarks implicate such restrictions on foreign ownership.  In addition, we note your disclosure at page 61 that laws and regulations in the People’s Republic of China (“PRC”) prohibit or restrict foreign ownership of certain bakery content businesses.

Mr. H. Roger Schwall
December 21, 2011

Please revise your discussion at page 3 to clarify how such restrictions apply to foreign ownership in Decens Foods.  See above.

Response:   As noted on page 3 and also in the Sections entitled  “Form 10 Disclosure – Business Overview,” “Business – The VIE Agreements” and “Business – Government Regulation – Regulations for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, regulations promulgated by the Chinese Ministry of Commerce require any foreigner which intends to acquire brands with a long history in China to file an application with the Ministry and grants the Ministry wide ranging authority to prohibit any transaction or modify the proposed terms of a transaction if it concludes that the transaction poses a risk to the security of the state’s economy.  Although they know of no reason why the Ministry would prohibit the acquisition of Decens Foods by foreigners, the shareholders of Decens Foods elected to adopt the VIE structure in their effort to raise capital rather than seek consent of the Ministry.  The use of the VIE structure does not insulate the Company from action by the Ministry of Commerce and this has been noted in the disclosure in the Section and in the Risk Factors.

11.
We note your disclosure at page 7 that pursuant to the Exclusive Service Agreement, Decens Foods will pay WFOE fees at mutually acceptable rates. Please clarify how such rates will be determined.  For example, we note that it appears from Article 3 of the Exclusive Service Agreement filed as Exhibit 10.3 to your current report on Form 8-K filed on September 15, 2011, that the parties contemplated that such rate would be established at the time of execution of the agreement.  In that regard, Article 3 provides that Decens Foods shall provide the account bills to WFOE pursuant to the rate of service fee agreed to by the parties under Exhibit A to such agreement.  However, Exhibit  A, as filed, omits the rate per hour.  Please advise.

Response:  The fees payable under the Exclusive Services Agreement will be determined from time to time by  negotiation between the parties based upon comparable rates paid in arm’ length transactions in Jilin Province for similar services.

Our Products, page 8

12.	Please clarify or further describe the following:

•    The column labeled “Quantity” in your chart on page 9.

•    “Attention to ‘health and safety’” on page 14;

•    “Three-high individuals” on page 14; and

•    Your status as “traditional northern style baker representative” and your “listing as an intangible cultural heritage protection project” on page 15.

Mr. H. Roger Schwall
December 21, 2011

Response:

(a)The heading of the third column of the chart referred to in this comment has been changed to “Number of Products in Category.”

(b) The statement under “Marketing Strategy” concerning “attention to health and safety” has been revised to state that in promoting the Company’s products, one of the factors emphasized by the Company is the health and safety of its workers.

(c) The reference to “three high individuals” in the second paragraph of the section captioned “Marketing Strategy” has been modified to more clearly state that Company’s low sugar products are intended to appeal to individuals suffering from hypertension, hyperglycemia and  hyperlipidemia.

(d) The disclosure under the section captioned “Research and Development” has been revised to describe the Company as “a baker of quality traditional northern style bakery products” and its image as “a company dedicated to preserving the Chinese cultural heritage.”

13.
We note your disclosure on page 12 that you plan to enter areas in which you “currently don’t have any outlets carrying [your] products to increase [your] distribution capacity. Please clarify whether this refers to areas outside Jilin Province.

Response:  The statement concerning the Company’s marketing plan to expand its distribution capacity to supermarkets and chain stores in areas where the Company does not currently have outlets has been modified so as to limit its application to Jilin Province.

Trademarks, page 14

14.	Please disclose the duration of your trademarks. See Item 101(h)(4)(vii) of Regulation S- K.

Response: The duration of our trademarks has been disclosed in response to this comment.

Research and Development, page 14

15.	Please disclose an estimate of research and development costs for your last two fiscal years. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Response: The Company's development activities are performed by personnel engaged in other tasks and no separate accounting was done for the expense. Nevertheless, the Company believes it is appropriate to mention its development activities as evidenced by the new products developed.

Government Regulation, page 15

16.
Please discuss in necessary detail in this section the effect of all government regulations that materially affect you, your business and your organizational structure.  Where any laws may require approval or the filing of applications, make clear whether you have obtained such approval or made appropriate filings.  For example, and without limitation, please address in this section the effect of China’s regulations on offshore transactions, including rules requiring approval for the overseas listing of offshore special purpose vehicles controlling Chinese companies established by PRC residents, in the context of your organizational structure and majority ownership by Ms. Song.  Such disclosure should also address any restrictions on, or approvals or registrations required in connection with, the acquisition by WFOE of the outstanding equity of Decens Foods pursuant to the Exclusive Option Agreement.

Mr. H. Roger Schwall
December 21, 2011

Response:  The discussion of Government Regulation has been expanded in response to this comment. The discussion includes restrictions on, or approvals or registrations required in connection with, the acquisition by WFOE of the outstanding equity of Decens Foods pursuant to the Exclusive Option Agreement.

Risk Factors, page 16

17.
We note your disclosure at page 7 that the Entrusted Management Agreement and Exclusive Service Agreement will terminate upon the winding up of Decens Foods. Please add related risk factor disclosure to address any material risks to you.

Response:  A risk factor discussing the effect on the Company of the termination of the VIE Agreements upon the winding up of the business of Decens Foods has been added in response to this comment.

Risks Relating to the VIE Agreements, page 19

The PRC government may determine that the VIE Agreements are not in compliance…, page 19

18.	Please expand this risk factor to describe how the PRC government could determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

Response:  This discussion of this risk factor has been expanded to describe how the PRC government could determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

The payment arrangement under the VIE Agreements may be challenged…, page 20

19.
We note your disclosure that you could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations.  Please revise your filing to clarify how this presents a material risk to you, in the context of the negotiations for the VIE Agreements.  For example, please clarify whether the VIE Agreements were based on arm’s length negotiations.

Response: The discussion of this risk factor has been expanded to include the adverse consequences of a determination that the VIE Agreements were not entered into on the basis of arm’ length negotiations.

The shareholders of Decens Foods have conflicts of interest with our company…, page 20

20.
Please revise this risk factor to disclose all material conflicts of interest that may arise with respect to Ms. Song, given her roles with both the registrant and Decens Foods.  For example, and without limitation, it appears that she could face a conflict of interest with respect to whether to enforce the VIE Agreements upon a breach by Decens Foods, and with respect to any negotiations to determine the price of acquisition of the shares of Decens Foods pursuant to the Exclusive Option Agreement.

Mr. H. Roger Schwall
December 21, 2011

Response:  The discussion in this risk factor has been expanded to include conflicts of interest that may arise for Ms. Song, given her roles with the Company and her ownership of Decens Foods. In particular the discussion has been expanded to highlight the conflict of interest with respect to whether to enforce the VIE Agreements upon a breach by Decens Foods, and with respect to any negotiations to determine the price of acquisition of the shares or assets of Decens Foods pursuant to the Exclusive Option Agreement.

 We rely on the approval certificates and business license held by Decens Foods…, page 21

21.	We note the above-referenced risk factor subcaption, but it does not appear that you have provided related risk factor disclosure. Please revise.

Response:  We have deleted this risk factor since the Company does not believe that there is a material risk relating to approval certificates and business license in view of its operating history and that its dependence upon Decens Foods is adequately disclosed.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax…, page 26

22.	Please revise this risk factor to clarify how this risk may apply to you. For example, please clarify how Circular 698 could apply to you.

Response: The discussion of this risk factor has been revised to state the adverse consequences of violating the provisions of Circular 698.

Risks Relating to our Common Stock and our Status as a Public Company, page 27

We will incur significant costs as a result of operating as a public company…, page 28

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

23.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. This one doesn’t apply here

Response: Our books and records are maintained in accordance with applicable Chinese financial requirements.

24.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Mr. H. Roger Schwall
December 21, 2011

Response:  The registrant’s financial statements are maintained in accordance with applicable Chinese regulations (“Chinese GAAP”) as determined by its Chief Financial Officer, subject to the direction and control of the registrant’s Board of Directors.  The Chief Financial Officer, together with an outside consultant (“Consultant”), is responsible for converting the registrant’s financial statements into US GAAP and for adopting sufficient controls to ensure that such conversion is performed correctly.

25.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

 a)  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)  what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c)  the nature of his or her contractual or other relationship to you;

d)  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:  The registrant’s financial books and records, and its financial operating systems are maintained by a staff of ten individuals, subject to the direction of its Chief Financial Officer.  The Chief Financial Officer periodically reviews the registrant’s accounting and cash flow procedures to ensure they are satisfactory for the registrant’s operations and not susceptible to theft or manipulation by its personnel. The CFO also consults with the Consultant regarding whether the systems and procedures are adequate in light of the registrant’s status as a public company.  The registrant’s CFO supervises the preparation of financial statements with PRC GAAP and, together with the assistance of the Consultant converts such statements into financial statements in accordance with US GAAP.

Information concerning the experience of the Company’s CFO has been presented in the amendment under the caption “Our Directors and Executive Officers.”

The Consultant is engaged on a part-time basis and is primarily responsible for the preparation of the registrant’s financial statements in accordance with US GAAP.

The Consultant is a current Member of the Certified General Accountants of Canada, and has passed CPA examinations in the State of Washington. She also received a CPA license in China in 1996 which she maintained until 1999.

Mr. H. Roger Schwall
December 21, 2011

It is the registrant’s understanding that after completing her education the Consultant worked in the accounting departments of a number of Canadian companies, private and public.  In such positions she was involved in preparing financial statements in accordance with US GAAP.

26.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)  the name and address of the accounting firm or organization;

b)  the qualifications of their employees who perform the services for your company;

c)  how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)  how many hours they spent last year performing these services for you; and

e)  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: The Company does not retain an accounting firm or other similar organization to prepare its financial statements and has yet to engage an organization to evaluate its internal control over financial reporting.

27.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)  why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b)  how many hours they spent last year performing these services for you; and

c)  the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: The Company has advised us that it has engaged the outside Consultant referred to in Comment 25 to assist its CFO prepare its financial statements in accordance with US GAAP.  The Company believes that her background and experience qualify the Consultant to prepare its financial statements and assist the CFO to evaluate its internal controls.

The Consultant spent approximately 480 hours in performing these services during 2011 and paid the Consultant (US) $6,000 for services performed in connection with its annual audit and (US) $4,000 for each quarterly review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Mr. H. Roger Schwall
December 21, 2011

28.
We note your disclosure in your Risk Factors section at page 20 regarding the potential for certain adverse tax consequences.  Please also discuss such risks in the context of your discussion of your financial condition and results of operations.

Response:

We have included disclosure concerning these  risks in the MD&A under the caption “Recent Developments.”

29.
Please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  If you know of events that will cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed.  See Item 303(a)(3)(ii) of Regulation S-K.  For additional guidance, please refer to SEC Release 33-8350, available atwww.sec.gov./rules/interp/33-8350.htm.

Response: The Company has advised us that there are no known trends or uncertainties that have had or that it reasonably expects will have a material impact on its net sales, revenues or income.  Further, the Company has advised that it knows of no events that will cause a material change in the relationship between costs and revenues.  The Company notes and has disclosed that the commencement of an accrual or payment of a salary to Ms. Song will have an impact on its expenses and income.

Results of Operations, page 34

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2011

30.
Please revise the analysis of your operating results for each period presented to better describe and quantify underlying material activities that generated variances between periods.  Please ensure to separately quantify the effect of each factor that you have cited for material changes.  For example, you have attributed increases in net revenues during the six months ended June 30, 2011 to higher net pricing and favorable volume, but you have not fully explained or quantified these causal factors.

Response: Appropriate additions have been made under the heading “Sales” and “Cost of Sales” in response to this comment.

Sales, page 34

31.
We note the major product categories disclosed on page 9 include holiday bakery products, traditional Chinese bakery products and western-flavor bakery products.  Please revise your disclosure to provide more quantitative analysis by your major product categories for all periods presented.

Response:  The Company has not historically maintained sufficient detailed information concerning its cost of sales or net revenues of its bakery products by major product category to furnish the quantitative analysis requested in this comment.

Mr. H. Roger Schwall
December 21, 2011

Selling, General and Administrative Expenses, page 35

32.
We note that you have attributed the change in selling, general and administrative expenses to increased salary levels in the second half of 2010.  We also note your disclosure per page 42 indicates that your chief executive officer did not receive a salary during 2010 and 2009. Please tell us whether you recorded compensation expense for the services rendered by your chief executive officer for which there was no remuneration. Refer to Staff Accounting Bulletin Topic 1.B.1.

Response:  In accordance with the Chinese custom, as the largest shareholder of the Decens Foods Ms. Song she did not take any salary.  Commencing January 1, 2012, regardless of whether Ms. Song in fact takes a salary, the Company will accrue an expense at such amount as it determines to be appropriate to reflect Ms. Song’s salary.

Liquidity and Capital Resources, page 37

33.
We note your liquidity disclosure consists of an analysis of the changes in major line items within your cash flow statements for the six month periods ended June 30, 2011 and 2010 and the fiscal years ended December 31, 2010 and 2009.  Please expand your disclosure to fully comply with the requirements of Item 303(a)(1) of Regulation S-K. Specifically, revise your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Response: As indicated in the first paragraph of the discussion of “Liquidity and Capital Resources – Nine Months Ended September 30, 2011,” the Company is not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in its liquidity increasing or decreasing in any material way, except that it may require financing for the expansion of its business.

34.
Revise your disclosure to describe how cash is transferred to your subsidiaries or variable interest entities (“VIEs”) in the PRC, and conversely, how earnings and cash are transferred from your PRC subsidiaries or VIEs to offshore companies.  Please describe any restrictions that impact your ability to transfer cash within your corporate structure.  In addition, please disclose the nature of any restrictions on your subsidiaries’ net assets, the amount of those net assets, and the potential impact on the company’s liquidity.

Response:  Given when the acquisition of Decens Foods occurred, there has not yet been any significant transfer of funds between the registrant and its various subsidiaries and the VIEs.  Disclosure has been added to the discussion of “Financing Activities” under “Liquidity and Capital Resources” in response to this comment to note the possible restrictions on such transfers.

 Directors and Executive Officers, page 40

35. We note that you identify Ms. Fenying Su as the Chief Financial Officer, whereas you also identify Ms. Yakun Song as such in her biography.  We also note that the table does not identify Ms. Song as a director, whereas her biography identifies her as such.   Revise your disclosures to clarify each officer and director’s position and term.

Mr. H. Roger Schwall
December 21, 2011

Response:  The disclosure under this section has been revised in response to this comment.

36.
Please revise your biographies to provide the name and principal business of each organization with which each officer has been employed during the past five years.  For example, please identify the “large companies” in which Ms. Su served as CFO.  See Item 401(e)(1) of Regulation S-K.   Please also identify Ms. Su’s term of employment with each such company, by reference to the relevant months and years.

Response:  We have revised the discussion of Ms. Su’s prior employment history in response to this comment.

37.
Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Song should serve as your director in light of your business and structure.  If material, this disclosure should cover more than the past five years, including information about Ms. Song’s particular areas of expertise or other relevant qualifications.  See Item 401(e)(1) of Regulation S-K.

Response:  A sentence has been added in response to this comment stating Ms. Song’s qualifications to serve as a director of the Company.

38.	Please explain to us the significance of Ms. Song’s “honorable titles” as you disclose in her biography, and tell us the identity of the entity or individual that has given Ms. Song such titles.

Response:   The registrant believes that the various “honorable titles” are accorded great respect in China.  Nevertheless, in recognition of the lack of understanding of these titles in the United States they have been deleted.,

Board Committees, page 41

39. Please clarify your reference at page 41 to your “new management.” In that regard, we note that Ms. Song has served as your Chief Executive Officer since December 2009.

Response: The statement referred to in this comment has been revised in response to the comment.

Executive Compensation, page 42

40.	We note your reference in your Summary Compensation to footnotes (a) through (j). However, you have not provided related footnotes to the table. Please advise or revise.

Response:  The footnote references in the heading to the summary compensation table have been deleted in response to this comment.

Mr. H. Roger Schwall
December 21, 2011

41.
We note that you have reported in your Summary Compensation Table that Ms. Song received no compensation in 2010 for services rendered “in all capacities.”  Please note that your Summary Compensation Table should include compensation information for your officers and directors for all services rendered in all capacities to the registrant, Vast Glory and its subsidiaries, and Decens Foods. Please revise to provide such information, or confirm that your officers and directors received no such compensation in 2010.

Response:  The Company has confirmed that Ms. Song received no compensation for her services in all capacities to the Company, Vast Glory and its subsidiaries and affiliates, including Decens Foods.

42.	Please briefly describe any compensation arrangements for your officers or directors.

Response:   The Company has advised us that it does not have any written compensation agreements with its directors or officers. The Company also has advised us that Ms. Su, its CFO, earns 5,000 RMB per month.

Certain Relationships and Related Transactions, and Director Independence, page 43

43.
Please disclose in this section your transactions with Jilin Fuyuanguan, one of the Decens Foods shareholders.  In that regard, we note your related disclosure in the notes to your financial statements.

Response: Disclosure has been added to this section in response to this comment.

44.	Please clarify whether there is a written policy regarding how potential conflicts of interest are to be addressed and resolved.

Response: Disclosure has been added to this section in response to this comment.

Market for Common Equity and Related Stockholder Matters, page 48

45.	Please revise your filing to provide the information required by Item 201(a)(1)(i) ofRegulation S-K with respect to the quotation information for your common shares.

Response:  Disclosure in this section has been revised in response to this comment.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page 59

46.
We note your disclosure per page 24 stating that your PRC subsidiary is required to fund certain statutory reserve funds. Please provide disclosure regarding reserves maintained pursuant to governmental regulations in the PRC (i.e., statutory surplus reserves, discretionary reserves, etc).  As part of your revised disclosure, please state the amount of these types of reserves and, if applicable, whether the maximum reserve amount has been reached as part of the footnotes to your financial statements.

Mr. H. Roger Schwall
December 21, 2011

Response: The Company has included note 2(n) to the Consolidated Financial Statements for the years ended December 31, 2010 and 2009 to more completely address the reserve requirements.

Note 1. Organization and Principal Activities, page 61

47.
We note prior to the April 29, 2011 share transfer, the shareholders of Vast Glory and HK Food Logistics, Limited (“HK Food”) were substantially the same, and accordingly the FASB ASC 805-30 pooling of interest method was used to account for the transactions between entities under common control.  Please clarify your disclosure regarding the shareholders of the two entities weresubstantially the same.  Tell us if they were the same shareholders, and if not, how you concluded it was appropriate to account for the transactions as entities under common control.

Response:  Until April 26, 2011, Ms. Song owned all of the equity interests of HK Foods Logistics Limited. On April 26, 2011, Ms. Song transferred all of her HK Foods shares to Vast Glory Holdings Limited, and as a result HK Foods became a wholly owned subsidiary of Vast Glory Holdings Limited, all of whose equity interests were owned by Ms. Song.  The transfer did not result in a change in control since both entities were owned by Ms. Song.

48.
We note that your Chief Executive Officer owned approximately 53% of your outstanding shares prior to the merger transaction between Rhino Productions, Inc. (“Rhino”) and Vast Glory.  As a result of this transaction, your Chief Executive Officer increased her ownership share and continues to hold a controlling interest.  Specifically, after this transaction was consummated, we note that your Chief Executive Officer owned approximately 85% of your outstanding shares.  With reference to the relevant authoritative literature, please tell us how you considered the ownership interest held by your Chief Executive Officer both prior and subsequent to the merger in concluding that it was appropriate to account for the transaction between Rhino and Vast Glory as a reverse acquisition.

Response: The disclosure throughout the filing has been revised to indicate that the acquisition transaction was accounted for as a reorganization of entities under common control, rather than a reverse merger.

49.
We note HK Food established WFOE, and subsequently entered into a series of variable interest entity contractual agreements (the “VIE Agreements”).  We also note pursuant to the VIE agreements, HK Food indirectly controls Decens Foods, and is entitled to substantially all of the economic benefits from that entity.  Based on these contractual arrangements, we note you consolidate the VIEs as required by FASB ASC 810-10. Please revise to provide additional disclosure pursuant to FASB ASC 810-10-50, including:

•	your methodology for determining that you are the primary beneficiary, including significant judgments and assumptions made;

•	qualitative and quantitative information about your involvement with the VIEs, including the nature, purpose, size and activities of the VIEs, including how each VIE is financed;

•
on the face of the balance sheet, separately present assets of the VIEs that can only settle obligations of the VIEs and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary;

Mr. H. Roger Schwall
December 21, 2011

 •      whether you have provided financial or other support during periods presented to the
VIEs that you were not previously contracted to provide; and

•
the carrying amounts and classification of the consolidated assets and liabilities of the VIEs, including a qualitative discussion of any restrictions on assets.
Please note that this requires changes to the balance sheets.

Response:  The Company has revised the disclosure in note 2 (p) to more completely address the requirements of ASC 810-10-50-14.

Per ASC 80-50-14 the primary beneficiary of a variable interest entity that is a business shall provide the disclosures required by FASB Statement No. 141 (revised 2007), Business Combinations. The primary beneficiary of a variable interest entity that is not a business shall disclose the amount of gain or loss recognized on the initial consolidation of the VIE. The primary beneficiary of a variable interest entity shall disclose the following:

a. The carrying amount and classification of the variable interest entity's assets and liabilities in the statement of financial position that are consolidated in accordance with guidance in the Variable Interest Entities Subtopic, including qualitative information about the relationship(s) between those assets and associated liabilities. For example, if the VIE’s assets can be used only to settle specific obligations of the VIE, the reporting entity shall disclose qualitative information about the nature of the restrictions on those assets.

b. Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

c. Terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require the enterprise to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the enterprise to a loss.

Note 2. Summary of Significant Accounting Policies

J – Revenue Recognition, page 64

50.
We note your revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104.  We also note from page 13 that your revenues are derived from a variety of sales channels including retail stores, supermarket and chain markets, convenience stores, group buying, and distributors.  Please provide additional disclosure regarding the differences in your revenue recognition policies for each of these sales channels.

Response:  For retail stores, revenues are recognized when products sold to direct customers with title and risk are transferred to customers, payment is received and price is fixed.

For supermarket and chain markets, convenience stores, group buying and distributors, revenues are recognized when products are shipped to supermarkets or distributors in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Revenues are recognized net of provisions for returns, discounts and allowances.

Mr. H. Roger Schwall
December 21, 2011

51.
We note your disclosure per page 12 regarding volume discounts.  Please expand your revenue recognition policy disclosure to provide a discussion of any items that are dilutive to your sales revenue (e.g., discounts, returns, allowances,etc).

Response:  The Company believes that its revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, “Revenue Recognition”: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Revenues are recorded net of customer discounts and trade promotions. Customers do not have a general right of return or warranty on products sold.  There are no post-sales obligations, price protection, or bill and hold arrangements.

O – Segment Reporting, page 66

52.
We note your disclosure stating that you have determined that multiple segments do not exist to be reported.  However, we note you have provided disclosure throughout your filing distinguishing between the types of products you sell and your different sales channels.  Please provide us with additional detail regarding your analysis of the disclosure requirements per FASB ASC 280-10-50.  As part of your response, provide explain how you have considered the aggregation criteria per FASB ASC 280-10-50-11.

Response:  The Company’s understanding is that FASB ASC 280-10-50 requires the use of management approach; that is, segment reporting depends on the firm's internal organization. The standard defines an operating segment as a firm component:
a) that engages in business activities generating revenues and incurring expenses;
b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (“CODM”) to allocate resources and assess performance; and
c) for which discrete financial information is available.

All of the Company’s products are produced at one facility in Changchun, Jilin Province, PRC, by using similar production processes which include mixing, cutting, stuffing, coating and heating. The Company’s products have many common raw materials and ingredients, such as flour, sugar, oil, eggs and dairy products.  As the products are produced in one facility, they are distributed on a combined basis, primarily by using the company vehicle to retail stores, super markets, small chain supermarkets, convenience stores and independent wholesale distributors.

The Company is engaged in one business activity which generates one business operating result. The Company has sales information by customers but it does not have discrete financial operating results available.

In summary, the Company believes that it has only one operating segment that produces bakery and related products.

Mr. H. Roger Schwall
December 21, 2011

53.	Please provide the disclosures required by FASB ASC 280-10-50-42 regarding major customers, if applicable.

Response: The Company has advised us that no customer accounted for more than five percent of its sales.

Note 5. Loans Receivable, page 68

54.
We note you have made two loans to Jilin Xinchao Wuzi Co., Ltd in the amount of approximately $1.8 million.  We also note there is no collateral for these loans, the owner has a long history of friendship with Ms. Yakun Song, and the expiration dates of the loans have been extended to October 31, 2011.  Please revise to disclose the nature of these loans, the reason you have not required any collateral, and why the loans were extended until October 31, 2011.

Response:  The owner of Jilin Xinchao Wuzi is a close friend of Ms. Song. In the beginning years after Ms. Song acquired Decens, Xinchao Wuzi made some short term fund to Decens without collateral to help them through difficult period. They have great credit all these years and Ms. Song would like to return the favor back to them. The reason that the loan is extended is because Decens has sufficient cash and Xinchao would like to use it for longer period. Plus the interest rate is also more attractive than let the money sitting in the bank.

55.
In connection with your response to the preceding comment, please reconcile the amounts presented as part of this footnote and the amounts presented as loans to related parties as part of footnote 6 to the related amounts presented as components of cash flows from investing activities in your statement of cash flows per page 60 of your filing.

Response: A reconciliation of Related Party Receivables at December 31, 2010 is set forth below:

				Impact on Financial
	Jilin Fuyuanguan	Ms. Song	Total	Statements
	RMB	RMB	RMB	USD
Beginning Balance - lease deposit	3,000,000	-	3,000,000	439,170	Balance sheet, Machinery lease deposit - related party
Beginning Balance - related party	1,465,606	2,500,000	3,965,606	580,525	Balance sheet, Loans to related parties
Loan Receivable - cash outflows	18,261,545		18,261,545	(2,697,621)	Cash out flows
Fixed assets purchased	(8,439,625)		(8,439,625)	(1,246,713)	Non cash discloser
Fixed asset - contributed	274,430		274,430	40,539	Non cash discloser
Payments receipts - cash inflows	(8,153,176)	(2,500,000)	(10,653,176)	1,573,703	Cash in flows
				exchange rate difference
Ending Balance	6,408,780	-	6,408,780	967,700	Balance sheet, Loan to related parties

Mr. H. Roger Schwall
December 21, 2011

Note 8. Property and Equipment, page 69

56.
We note that you acquired machinery and vehicles from Jilin Fuyuanguan Foods Co.,Ltd. (“Jilin Fuyuanguan”) in 2010 in exchange for a receivable due from Jilin Fuyuangan and your lease deposit.  Based on the disclosure per page 60 of your filing, the receivable was $1,246,713 and your lease deposit was $418,334. Please reconcile the sum of these amounts (i.e., $1,665,047) to the related amount per your footnote (i.e., $1,350,420).

Response: The Company purchased fixed assets from a related company Jilin Fuyuangguan at a re-valued price of RMB8,943,422 (USD$1,350,420, using the ending exchange rate of 6.6227) in June 2010.

In December 2010, the Company returned part of these fixed assets at net book value of RMB503,797 to Jilin Fuyuangguan. So the net receivable applicable to Jilin Fuyuanguan accounts was RMB8,439,625 (USD$1,246,713, using the 2010 average exchange rate of 6.7695).

As for the lease deposit of $418,334, it was a debit into (increased) related party receivable – Jilin Fuyuanguan account.

Please see the response to comment 55.

Exhibits and Financial Statement Schedules, page II-5

57.
Please file the English translation of your lease agreement referenced on page 32 and the promissory notes to Ms. Song referenced on page 43 as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The lease and the promissory note have been filed as exhibits to the Form 8-K/A.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq.